UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company (Issuer))

Agnaten SE

JAB Holding Company s.à r.l.

JAB Holdings B.V.

JAB Forest B.V.

JAB Beech Inc.

Spruce Merger Sub Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$383,660,834	$44,582
(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $20.25 (i.e., the tender offer price) by (y) 18,946,214, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,582	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: October 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Beech Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: Spruce Merger Sub Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON HC

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON HC

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: JAB Holding Company s.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON HC

CUSIP No. 28257U104

1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 100%
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON HC

This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 6, 2014 (as amended on October 21, 2014, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Spruce Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Einstein Noah Restaurant Group, Inc., a Delaware corporation (the “Company”), at a price of $20.25 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 2 also amends and supplements the initial statement on Schedule 13D, previously filed with the SEC by the Filing Persons on October 9, 2014.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, at the end of Tuesday, November 4, 2014, the Offer expired as scheduled. Parent was advised by the Depositary that, as of the expiration of the Offer, a total of 16,498,208 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 87.0792% of the currently outstanding Shares on a fully diluted basis (not including 326,174 Shares delivered through Notices of Guaranteed Delivery, representing approximately 1.7216% of the Shares outstanding on a fully diluted basis).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and has made payment to the Depositary for such Shares.

As a result of the purchase of Shares in the Offer, Purchaser and Parent had sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, on November 5, 2014, Parent and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by Company shareholders who properly demand and perfect dissenters’ rights under Delaware law, were automatically converted into the right to receive the Offer Price. All Shares converted into the right to receive the Offer Price were canceled and have ceased to exist.

Following the Merger, Parent and Purchaser intend to cause all Shares to be delisted from the NASDAQ Global Market and deregistered under the Exchange Act.

On November 5, 2014, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Joint Press Release of Parent and the Company, dated November 5, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2014

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

SPRUCE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

JAB HOLDING COMPANY S.À R.L.
JAB HOLDINGS B.V.
JAB FOREST B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Managing Director

AGNATEN SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Authorized Representative

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 6, 2014

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published October 6, 2014 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated September 29, 2014 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(a)(5)(B)	Joint Press Release of Parent and the Company, dated November 5, 2014

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of September 29, 2014, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 29, 2014)

(d)(2)*	Support Agreement, dated as of September 29, 2014, among Parent, Purchaser, and the stockholders of the Company named therein.

(d)(3)*	Confidentiality Agreement, dated as of September 18, 2014, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed